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                                                             SEC FILE NUMBER
                                                                2-85602-D
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                                                              CUSIP NUMBER
                                                              595416-10-8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
        [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                  For Period Ended:  June 30, 2002
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Mid-Power Service Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

3800 Howard Hughes Parkway, Suite 860A
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Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89109
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On June 4, 2002, we dismissed Hein + Associates, LLP, as our principal accountant to audit and report on our financial statements for the fiscal year ended June 30, 2002. See Current Report on Form 8-K filed June 6, 2002, reporting event of June 4, 2002. On September 26, 2002, Hein + Associates, LLP, advised us that it would not consent to our use of its report on our consolidated statements of operations, stockholders' equity, and cash flows for the year ended June 30, 2001. We have engaged our current accountant to audit and report on our consolidated statements of operations, stockholders' equity, and cash flows for the year ended June 30, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                James R. Kruse                    801              531-7090
         ------------------------------------  -----------   -------------------
                    (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We anticipate reporting as follows:

         During the year ended June 30, 2002, we had revenues of approximately $100,000 from the sale of oil from our California producing properties, while during the preceding fiscal year, we had no revenues. We incurred total costs and expenses of approximately $4.5 million during the year ended June 30, 2002, for a loss from operations of approximately $4.4 million. The substantial increase in costs and expenses and resulting loss from operations are attributable to the activation of our business during the year ended June 30, 2002. During the preceding fiscal year, when we were inactive, total costs and expenses of $38,000 consisted of general and administrative expenses.

         We recognized net other income of $90,000 in the year ended June 30, 2002, as compared to net other income of $1,000 in the preceding fiscal year, from interest earned on net proceeds received from the sale of equity securities.

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                          Mid-Power Service Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  October 1, 2002                            By /s/ Kenneth M. Emter
                                                   -----------------------
                                                    Kenneth M. Emter